10/29

02055725

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Blue Power Energy Corp.

*CURRENT ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2213 FISCAL YEAR 5-31-02

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 11/5/02

82-2213

02 OCT 29 AM 11:32

BLUE POWER ENERGY CORPORATION
FINANCIAL STATEMENTS
AND REPORT
AS AT MAY 31, 2002

AR/S
5-31-02

AUDITOR'S REPORT

October 9, 2002
Toronto, Ontario

To the Shareholders of Blue Power Energy Corporation

I have audited the balance sheets of Blue Power Energy Corporation as at May 31, 2002 and 2001 and the statements of operations and deficit, and changes in cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Stewart Wright
Chartered Accountant

BLUE POWER ENERGY CORPORATION
BALANCE SHEET
AS AT MAY 31,

		2002		2001
ASSETS				
Current				
Cash	$	5,231	$	6,399
Accounts receivable		6,839		984
		12,070		7,383
Oil and gas interests and equipment (Note 4)		-		56,000
Security deposit (Note 4)		-		9,800
	$	**12,070**	$	**73,183**
LIABILITIES				
Current				
Accounts payable	$	9,270	$	24,302
SHAREHOLDERS' EQUITY				
Capital stock (Note 5)		1,891,544		1,892,669
Contributed surplus		1,035		-
Deficit		(1,889,779)		(1,843,788)
		2,800		48,881
	$	**12,070**	$	**73,183**

See Notes To Financial Statements

On Behalf Of The Board:

"Gordon R. Wilton" Director

"Milton Klyman" Director

BLUE POWER ENERGY CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED MAY 31,

		2002		2001
Administrative Expenses				
Corporate services	$	14,000	$	16,800
Shareholder relations		8,874		20,822
Legal and audit		3,950		12,435
Management fees		24,000		24,000
Directors' fees		-		3,450
Miscellaneous		2,549		6,478
		53,373		83,985
Operating costs		-		7,525
Less: interest income and other income		(6,230)		(821)
gain on sale of oil and gas property		(1,152)		
Net loss for the year		45,991		90,689
Deficit at the beginning of the year		1,843,788		1,753,099
Deficit at the end of the year	$	**1,889,779**	$	**1,843,788**
Loss per share	$	0.02	$	0.02
Weighted Average Number of Sharees Outstanding		3,826,998		3,828,123

See Notes To Financial Statements

BLUE POWER ENERGY CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31,

		2002		2001
Cash flows from operations				
Net loss for the year	$	(45,991)	$	(90,689)
Adjustments for:				
Gain on sale of oil and gas property		(1,152)		-
Net change in working capital excluding cash				
Decrease (increase) in accounts receivable		(5,855)		(938)
Increase (decrease) in accounts payable		(15,032)		(15,058)
		(68,030)		(106,685)
Cash flows from investment activities				
Proceeds from the sale of oil and gas property		57,152		-
Recovery of security deposit		9,800		-
		66,952		-
Cash flows from financing activities				
Redemption of common shares		(90)		-
Increase in cash		(1,168)		(106,685)
Cash at the beginning of the year		6,399		113,084
Cash at the end of the year	$	5,231	$	6,399

See Notes To Financial Statements

Note 1

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Accounting Policies

Financial Instruments
The Company's financial instruments include cash, advances, accounts receivable, and accounts payable. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Administrative Expenditures
Administrative expenditures are charged to operations in the current year.

Loss per Share
The loss per share figure has been calculated using the weighted average number of shares outstanding during the year. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to earnings per share. Under this method, fully diluted earnings per share are calculated using the "treasury stock" method, replacing the previous method of "imputed earnings per share". The new recommendations have been applied on a retroactive basis.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes.

Note 2

Adoption of New Accounting Standard for Income Taxes
Effective June 1, 2001 the Company adopted the new Canadian Institute of Chartered Accountants' ("CICA") recommendations for the accounting for income taxes. The new standard requires the use of the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on the future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

Previously the Company followed the deferral method of accounting for income taxes.

The change in accounting policy has no effect in the current or prior period's financial statements.

Note 3

Income Taxes
The Company's income tax expense for the year is nil. There are no future income tax assets or liabilities that have been recognized. The Company's actual income tax expense for the year after the change in the accounting policy is made up as follows:

		2002
Loss before income taxes	$	(45,991)
Adjustments for gain on sale of oil and gas property		(1,152)
		(47,143)
Income taxes recovery at combined federal and provincial rate of 21.12%		9,900
Taxable benefit not recognized		(9,900)
Actual income tax expense	$	-

As at May 31, 2002 the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

Year of Expiry		
2003	$	1,000
2004		401,000
2005		25,000
2006		48,000
2007		91,000
2008		1,000
2009		47,000
	$	614,000

The Company has available various types of exploration expenses in the amount of $521,000 that can be deducted from future income for tax purposes.

Note 4

Oil and Gas Interest, Lambton and Kent Counties, Ontario
During 2000 the Company entered into an agreement to sell its oil and gas interests for proceeds of $56,000 net of estimated costs to complete the sale. During 2001the shareholders approved the transaction and in 2002 the transaction was completed resulting in a gain of $1,152.

Note 5

Capital Stock

Authorized:
Unlimited number of non-participating, redeemable, voting Class B preference shares
Unlimited number of Class C preference shares, issuable in series
Unlimited number of common shares

Issued:		2002			2001		
		Shares		Amount	Shares		Amount
Balance at the beginning of the year		3,828,123	$	1,892,669	3,828,123	$	1,892,669
Shares redeemed		(2,250)		(1,125)	-		-
Balance at the end of the year		3,825,873	$	1,891,544	3,828,123	$	1,892,689
Loss per share							
Numerator:							
Net earnings (loss) for the year		(45,991)			(90,689)		
Denominator:							
Weighted average number of shares		3,826,998			3,828,123		
Basic and diluted earnings (loss) per share	**$**	**(0.01)**		**$**	**(0.02)**		

During the year the Company redeemed 2,250 common shares for $90, the discount has been credited to contributed surplus.

Note 6

Commitments
Commencing July 1, 1998 the Company is required to make ten annual installments of $4,900 each until July 1, 2007 as security deposit to the Ontario Ministry of Natural Resources. To the year end 2001 the Company has made the first two deposits. The obligation to make further payments ceased with the sale of the oil and gas properties and the security deposit was subsequently recovered in the current year.

Note 7

Related Party Transactions
Pursuant to an agreement dated December 15, 1988, as amended, the Company is paying $2,000 per month to Northern Mining Properties (a partnership of the promoters of the company) for managing and supervising the Company's exploration activities. During the year ended May 31, 2002 the Company paid the sum of $24,000 as management fees (2001 - $24,000). As at May 31, 2002 the Company was indebted to the promoters in the amount of nil ($6,420-2001) for unpaid management fees.

Note 8

Segmented Information

The Company has no reporting operating segments. Amounts disclosed in the financial statements for assets and liabilities, revenue, and loss for the year relate to administrative activities only.